Exhibit 99.147

UNDERWRITING AGREEMENT

November 4, 2013

DHX Media Ltd.

1478 Queen Street
Halifax, Nova Scotia
B3J 2H7

Attention:	Michael Donovan, Chief Executive Officer and Chairman

Offering of Common Shares

Canaccord Genuity Corp. (“Canaccord Genuity”), RBC Dominion Securities Inc., Scotia Capital Inc., Byron Capital Markets Ltd., GMP Securities L.P., Euro Pacific Canada Inc., Jacob Securities Inc. and Global Maxfin Capital Inc. (collectively, the “Underwriters”) understand that DHX Media Ltd. (the “Corporation”) desires to issue and sell to the Underwriters an aggregate of 9,725,000 common shares in the capital of the Corporation (the “Initial Shares”).

In connection with the foregoing, the Corporation is prepared:

1.          to authorize and issue the Initial Shares and, if applicable, the Over-Allotment Shares (as defined below);

2.          to prepare and file a (final) short form prospectus and all necessary related documents in order to qualify the Initial Shares and Over-Allotment Shares for distribution in each of the Qualifying Jurisdictions (as defined below) on or before the Qualification Deadline (as defined below).

The Initial Shares and the Over-Allotment Shares will have the material attributes described in and contemplated by the Prospectus (as defined below).

Upon and subject to the terms and conditions hereof the Underwriters hereby severally, and not jointly, nor jointly and severally, agree to purchase, in their respective percentages set forth in Section 22 hereof, from the Corporation, and the Corporation hereby agrees to issue and sell to the Underwriters all but not less than all of the Initial Shares at a price of $3.60 per Initial Share (the “Offering Price”), for an aggregate purchase price of $35,010,000 (the “Purchase Price”).

In addition, the Corporation hereby grants to the Underwriters an over-allotment option (the “Over-Allotment Option”), which Over-Allotment Option may be exercised in whole or in part at the Underwriters’ sole discretion and without obligation, to purchase up to an additional 1,458,750 common shares in the capital of the Corporation (the “Over-Allotment Shares”) at a price per Over-Allotment Share equal to the Offering Price. The Over-Allotment Option shall be exercisable by the Underwriters, at their sole discretion, until the 30th day following the Closing Date (the “Over-Allotment Option Expiry Date”) upon and subject to the terms and conditions contained in this Agreement and may be exercised in whole or in part at any time prior to the Over-Allotment Option Expiry Date by delivering written notice of Canaccord Genuity, on behalf of the Underwriters, to the Corporation, and specifying the number of Over-Allotment Shares in respect of which the Over-Allotment Option is, at such time, being exercised and the date on which such Over-Allotment Shares are to be purchased, not later than two Business Days prior to the proposed Over-Allotment Option Closing Date (as defined below). In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, nor jointly and severally, agree to purchase from the Corporation and offer for sale to the public on the same terms as the Initial Shares the number of Over-Allotment Shares as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in Section 22 hereof, and the Corporation hereby agrees to issue and sell such number of Over-Allotment Shares to the Underwriters at the Issue Price. The Underwriters shall not be under any obligation to purchase any of the Over-Allotment Shares prior to the exercise of the Over-Allotment Option. The offering of the Initial Shares and the Over-Allotment Shares, if applicable, by the Corporation is hereinafter referred to as the “Offering”. The Initial Shares and, to the extent that the Over-Allotment Option is exercised, the Over-Allotment Shares are collectively referred to herein as the “Prospectus Shares”.

The Underwriters shall have the full cooperation of the Corporation’s management to provide such assistance in marketing the Offering as they may reasonably require including in connection with the preparation of any “marketing materials” as such term is defined in NI 41-101 – General Prospectus Requirements. The Corporation also agrees to approve a template version of any marketing materials, acting reasonably, and to file such template version on SEDAR as soon as practical and no later than on the day that such materials have or will be used.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the sale of the Prospectus Shares, including the Preliminary Prospectus and the Prospectus (in each case as hereinafter defined), distributing the Prospectus Shares, directly and through other investment dealers and brokers, the Corporation agrees to pay the Underwriting Fee to the Underwriters in accordance with the terms hereof.

Subject to the terms and conditions set forth in this Agreement, the Corporation agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Corporation, acting reasonably, as their agents to assist in the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

Section 1.	Definitions

In this Agreement (this “Agreement”):

(a)	“AIF” means the annual information form of the Corporation dated September 27, 2013 for the year ended June 30, 2013;

(b)	“Applicable Securities Laws” means, unless the context otherwise requires, all applicable securities laws of each of the Qualifying Jurisdictions and the United States and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

(c)	“Business Day” means a day which is not Saturday, Sunday or a legal holiday in Halifax, Nova Scotia or Toronto, Ontario;

(d)	“Canadian GAAP” means Canadian generally accepted accounting principles determined with reference to The Handbook of the Canadian Institute of Chartered Accountants (which, for greater certainty, in respect of any reporting period commencing on or after January 1, 2011 is International Financial Reporting Standards);

(e)	“CBCA” means the Canada Business Corporations Act, as amended;

(f)	“Closing Date” means November 21, 2013 or such other date as the Underwriters and the Corporation may agree, but in any event not later than 42 days following the date of the Final Receipt;

(g)	“Closing Time” means 9:00 a.m. (Halifax time), or such other time on the Closing Date as the Underwriters and the Corporation may agree;

(h)	“Common Shares” means the common shares in the issued capital of the Corporation;

(i)	“Confidential Information” has the meaning ascribed thereto in Section 36;

(j)	“Cookie Jar” means the business of Cookie Jar Entertainment Inc.;

(k)	“Cookie Jar Financial Information” means the financial statements (including all notes thereto), auditors reports, accounting data, management’s discussion and analysis of results of operations and other numerical data of Cookie Jar included, or incorporated by reference, in the Preliminary Prospectus and the Prospectus, as applicable;

(l)	“Cookie Jar’s Auditors” means KPMG LLP, chartered accountants, Toronto, Ontario, auditors of Cookie Jar;

(m)	“Corporation Financial Information” means the financial statements (including all notes thereto), auditors reports, accounting data, management’s discussion and analysis of results of operations and other numerical data of the Corporation included, or incorporated by reference, in the Preliminary Prospectus and the Prospectus, as applicable;

(n)	“Corporation’s auditors” means PricewaterhouseCoopers LLP, chartered accountants, Halifax, Nova Scotia, auditors of the Corporation;

(o)	“Corporation’s counsel” means Stewart McKelvey, or such other legal counsel as the Corporation, with the consent of the Underwriters, may retain;

(p)	“distribution” means “distribution or distribution to the public”, as the case may be, as defined under the Applicable Securities Laws of the Qualifying Jurisdictions; and “distribute” has a corresponding meaning;

(q)	“Documents Incorporated by Reference” means all documents listed under the heading “Documents Incorporated By Reference” in the Preliminary Prospectus and/or the Prospectus, as applicable, and all financial statements, management’s discussion and analysis of results of operations and financial condition, management proxy circulars, annual information forms, material change reports, marketing materials or other documents prepared or filed by the Corporation, whether before or after the date of this Agreement, that are required and/or deemed to be incorporated by reference into the Preliminary Prospectus, the Prospectus and/or any Supplementary Material, as applicable;

(r)	“Due Diligence Session” shall have the meaning set forth in subsection 4(d) of this Agreement;

(s)	“Engagement Letter” means the letter agreement dated October 29, 2013 between Canaccord Genuity and the Corporation;

(t)	“Environmental Laws” has the meaning ascribed thereto in subsection 10(b)(xlii);

(u)	“Environmental Permits” has the meaning ascribed thereto in subsection 10(b)(xliii);

(v)	“Exchange” means the Toronto Stock Exchange;

(w)	“Final Receipt” means a receipt for the Prospectus issued in accordance with the Passport System;

(x)	“Financial Information” means the Cookie Jar Financial Information and the Corporation Financial Information;

(y)	“Financial Statements” means, collectively, the audited consolidated financial statements of the Corporation as at June 30, 2013 and for the years ended June 30, 2013 and 2012, together with the notes thereto and the independent auditors’ report thereon and management’s discussion and analysis of the financial condition and operating results of the Corporation for the year ended June 30, 2013;

(z)	“Hazardous Substances” has the meaning ascribed thereto in subsection 10(b)(xlii);

(aa)	“Indemnified Party” means has the meaning ascribed thereto in Section 11(c);

(bb)	“Indemnifying Party” means the Corporation;

(cc)	“Initial Shares” has the meaning given to it above;

(dd)	“Material Adverse Effect” when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole, whether or not arising in the ordinary course of business of such entity;

(ee)	“Material Agreements” means any material mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which the Corporation or a material portion of the assets of the Corporation is bound;

(ff)	“Material Subsidiaries” means DHX Media (Halifax) Ltd., DHX Media (Toronto) Ltd., DHX Media (Vancouver) Ltd., Wild Brain Entertainment Inc., DHX Cookie Jar Inc. and The Copyright Promotions Licensing Group Limited;

(gg)	“misrepresentation”, “material change” and “material fact” shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Jurisdictions;

(hh)	“NI 44-101” means National Instrument 44-101 of the Canadian Securities Administrators entitled “Short Form Prospectus Distributions”, as amended or replaced;

(ii)	“NP 11-202” means National Policy 11-202 of the Canadian Securities Administrators, entitled “Process for Prospectus Reviews in Multiple Jurisdictions”, as amended or replaced;

(jj)	“Offering” shall have the meaning ascribed thereto in the fifth paragraph of this Agreement;

(kk)	“Offering Price” has the meaning given to it above;

(ll)	“Over-Allotment Option Expiry Date” has the meaning given to it above;

(mm)	“Over-Allotment Option” has the meaning given to it above;

(nn)	“Over-Allotment Option Closing Date” means the date, which shall be a Business Day, as set out in the Over-Allotment Option Notice, or such other date as the parties hereto may mutually agree upon in writing, provided that in no event shall the Over-Allotment Option Closing Date occur later than two Business Days following the Over-Allotment Option Expiry Date;

(oo)	“Over-Allotment Option Closing Time” means 9:00 a.m. (Halifax time) or such other time on the Over-Allotment Option Closing Date as the parties hereto may mutually agree;

(pp)	“Over-Allotment Option Notice” has the meaning set forth in subsection 15(b) of this Agreement;

(qq)	“Over-Allotment Shares” has the meaning given to it above;

(rr)	“Passport System” means the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(ss)	“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation to be dated November 4, 2013 filed in each Qualifying Jurisdiction (in both the English and French languages unless the context indicates otherwise) with respect to the proposed distribution of the Initial Shares, the Over-Allotment Option and the Over-Allotment Shares upon exercise of the Over-Allotment Option and, for greater certainty, shall also include the documents or information incorporated by reference therein;

(tt)	“Preliminary Receipt” means a receipt for the Preliminary Prospectus issued in accordance with the Passport System;

(uu)	“Prospectus” means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Prospectus Shares, including the documents or information incorporated by reference therein;

(vv)	“Prospectus Shares” has the meaning given to it above;

(ww)	“Prospectuses” means, collectively, the Preliminary Prospectus and the Prospectus;

(xx)	“Public Record” means all information filed by or on behalf of the Corporation and its or any of its Subsidiaries’ predecessor entities with the Securities Commissions, including without limitation, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws of the Qualifying Jurisdictions;

(yy)	“Purchasers” means, collectively, each of the purchasers of Prospectus Shares arranged by the Underwriters pursuant to the Offering and, if applicable, the Underwriters;

(zz)	“Purchase Price” has the meaning given to it above;

(aaa)	“Qualifying Jurisdictions” means each of the provinces of Canada;

(bbb)	“Securities Commissions” means the securities commissions or similar regulatory authorities in the Qualifying Jurisdictions;

(ccc)	“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(ddd)	“Selling Firm” has the meaning ascribed thereto in Section 5(a);

(eee)	“Selling Jurisdictions” means, collectively, the Qualifying Jurisdictions and such other jurisdictions as the Underwriters and the Corporation may agree;

(fff)	“Subsidiary” means a subsidiary of the Corporation within the meaning of the CBCA, including without limitation, any partnership or limited partnership which is controlled directly or indirectly by the Corporation;

(ggg)	“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus, or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the Applicable Securities Laws of the Qualifying Jurisdictions;

(hhh)	“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

(iii)	“Taxes” has the meaning ascribed thereto in subsection 10(b)(xiii);

(jjj)	“TMX Group” has the meaning ascribed thereto in Section 30;

(kkk)	“Underwriter’s Personnel” has the meaning ascribed thereto in Section 11(a);

(lll)	“Underwriters’ counsel” means McCarthy Tétrault LLP, or such other legal counsel as the Underwriters, with the consent of the Corporation, may retain;

(mmm)	”Underwriting Fee” has the meaning ascribed thereto in Section 3;

(nnn)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(ooo)	“U.S. Affiliate” means a duly registered U.S. broker-dealer affiliate of an Underwriter;

(ppp)	“U.S. Memorandum” has the meaning ascribed thereto in Section 6(h) hereof; and

(qqq)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Section 2.	Nature of Transaction

Each Purchaser resident in a Qualifying Jurisdiction shall purchase the Prospectus Shares pursuant to the Prospectus. Each Purchaser shall purchase in accordance with such procedures as the Corporation and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws of the Qualifying Jurisdictions and any applicable laws of the jurisdiction in which such purchase takes place. The Corporation hereby agrees to secure compliance with all applicable securities regulatory requirements of the Qualifying Jurisdictions on a timely basis in connection with the distribution of the Prospectus Shares. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Corporation also agrees to file within the periods stipulated under applicable laws outside of Canada and at the Corporation’s expense all private placement forms required to be filed by the Corporation and the Purchasers, respectively, in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Prospectus Shares outside of Canada may lawfully occur without the necessity of registering the Prospectus Shares or filing a prospectus or any similar document under the applicable laws outside of Canada, if applicable. The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

The Underwriters propose to offer the Prospectus Shares, on a private placement basis in the United States, all in the manner contemplated by this Agreement, including Schedule “A” attached hereto.

Section 3.	Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Prospectus Shares, the Corporation agrees to pay the Underwriters a fee equal to 5.5% of the Issue Price (the “Underwriting Fee”) being an aggregate amount of up to $1,925,550.00 or up to $2,214,382.50 if the Over-Allotment Option is fully exercised.

For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Harmonized Sales Tax and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Revenue Agency determines that Harmonized Sales Tax is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of Harmonized Sales Tax forthwith upon the request of the Underwriters.

Section 4.	Qualification for Sale

(a)	The Corporation represents and warrants to the Underwriters that it is eligible to use a short form prospectus as described in NI 44-101 for the distribution of the Prospectus Shares.

(b)	The Corporation shall:

(i)	not later than November 4, 2013, have prepared and filed the Preliminary Prospectus and other documents (in the English and French languages, as appropriate) required under the Applicable Securities Laws of the Qualifying Jurisdictions with the Securities Commissions and designated the Nova Scotia Securities Commission as the principal regulator under the Passport System;

(ii)	use its commercially reasonable efforts to obtain from the Nova Scotia Securities Commission not later than 5:00 p.m. (Halifax time) on November 4, 2013 a Preliminary Receipt dated not later than November 4, 2013, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Jurisdiction, or otherwise obtain a receipt for a Preliminary Prospectus from each of the Securities Commissions;

(iii)	forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions:

(A)	use its commercially reasonable best efforts to promptly satisfy or resolve all such comments received or deficiencies raised by the Nova Scotia Securities Commission with respect to the Preliminary Prospectus;

(B)	use its commercially reasonable best efforts to file the Prospectus and other documents required (in the English and French languages, as appropriate) under the Applicable Securities Laws of the Qualifying Jurisdictions with the Securities Commissions as soon as possible, but in any event, not later than November 14, 2013 (or such later date as may be agreed to in writing by the Corporation and the Underwriters); and

(C)	use its commercially reasonable best efforts to obtain from the Nova Scotia Securities Commission not later than 5:00 p.m. (Halifax time) on November 14, 2013 a Final Receipt dated not later than November 14, 2013 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), evidencing that a receipt has been issued for the Prospectus in each Qualifying Jurisdiction, or otherwise obtain a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfill all legal, regulatory and other requirements to enable the Prospectus Shares to be offered and sold to the public in each of the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Jurisdiction; and

(iv)	until the completion of the distribution of the Prospectus Shares, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws of the Qualifying Jurisdictions in each of the Qualifying Jurisdictions to continue to qualify the Prospectus Shares for distribution or, in the event that the Prospectus Shares have, for any reason, ceased to so qualify, to again qualify the Prospectus Shares for distribution.

(c)	Prior to the filing of the Prospectuses and, during the period of distribution of the Prospectus Shares, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any Documents Incorporated by Reference therein.

(d)	During the period from the date hereof until completion of the distribution of the Prospectus Shares, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management and audit committee and use its best efforts to make available its auditors to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (each a “Due Diligence Session”). The Underwriters shall distribute a list of written questions to be answered in advance of each Due Diligence Session and the Corporation shall provide responses to such questions and shall use commercially reasonable efforts to have its auditors provide responses to such questions at each Due Diligence Session.

(e)	The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws of the Qualifying Jurisdictions to qualify the Prospectus Shares for distribution to the public in the Qualifying Jurisdictions.

Section 5.	Distribution and Certain Obligations of the Underwriters.

(a)	The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Prospectus Shares, including any affiliate (each, a “Selling Firm”), to agree to comply with Applicable Securities Laws in connection with the distribution of the Prospectus Shares and shall offer the Prospectus Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement, including Schedule “A” attached hereto. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Prospectus Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall: (i) use all reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Prospectus Shares as soon as reasonably practicable; (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Prospectus Shares; and (iii) provide a breakdown of the number of Prospectus Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions within the time periods prescribed by Applicable Securities Laws.

(b)	The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Prospectus Shares in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Prospectus Shares or distribute the Prospectus or any Supplementary Material in connection with the distribution of the Prospectus Shares and will not, directly or indirectly, offer, sell or deliver any Prospectus Shares or deliver the Prospectus or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the Applicable Securities Laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions. Subject to the foregoing, the Underwriters and any Selling Firm shall be entitled to offer and sell the Prospectus Shares:

(i)	in the United States, solely pursuant to Rule 144A promulgated under the U.S. Securities Act and pursuant to exemptions from registration under and applicable state securities laws. All offers or sales of the Prospectus Shares will be made in accordance with Schedule “A” which forms part of this Agreement; and

(ii)	in such other jurisdictions in accordance with any applicable securities and other laws in such jurisdictions in which the Underwriters and/or Selling Firms offer the Prospectus Shares provided that the Corporation is not required to file a prospectus or other disclosure document or become subject to continuing obligations in such other jurisdictions, in each case in accordance with the provisions of this Agreement.

(c)	For the purposes of this Section 5, the Underwriters shall be entitled to assume that the Prospectus Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commissions (including a receipt for the Prospectus issued in accordance with NP 11-202) following the filing of the Prospectus unless otherwise notified in writing.

(d)	The Corporation and the Underwriters agree that Schedule “A” to this Agreement is incorporated by reference in and shall form part of this Agreement.

(e)	In performing their obligations under this Agreement, the Underwriters shall be acting severally, and not jointly, nor jointly and severally. Without limiting the generality of the preceding sentence, an Underwriter will not be liable to the Corporation under this Section 5 with respect to a default under this Section 5 or Schedule “A” by another Underwriter or another Underwriter's affiliate, as the case may be.

(f)	No Underwriter will be in breach of this Section 5 to the extent that its failure to comply with this Section 5 is caused or contributed to by the acts or omissions of the Corporation or its directors, officers or employees, or reliance by the relevant Underwriter on information or advice provided to them by the Corporation or its advisers or on representations made by investors.

Section 6.	Delivery of Prospectuses and Related Documents

The Corporation shall deliver or cause to be delivered, without charge to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i)	copies of the Preliminary Prospectus and the Prospectus (in the English and French language), signed as required by the Applicable Securities Laws of the Qualifying Jurisdictions; and

(ii)	upon request from the Underwriters, copies of any Documents Incorporated by Reference therein which have not previously been delivered to the Underwriters or filed by the Corporation and available on SEDAR and any other documents (in the English and French languages, as appropriate) required to be filed by the Corporation by Applicable Securities Laws of the Qualifying Jurisdictions in connection with each of the Preliminary Prospectus and Prospectus;

(b)	as soon as they are available, copies of any Supplementary Material, signed as required by the Applicable Securities Laws of the Qualifying Jurisdictions and including, in each case, copies of any Documents Incorporated by Reference therein which have not been previously delivered to the Underwriters;

(c)	legal opinions dated the date of the Preliminary Prospectus and the Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and their counsel from Québec counsel to the Corporation, Lavery, de Billy, to the effect that the French language version of each of the Preliminary Prospectus and the Prospectus, except for the Financial Information, as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(d)	opinions dated the date of the Preliminary Prospectus and the Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and their counsel, from the auditor of the Corporation, PricewaterhouseCoopers LLP, to the effect that the French language version of the Corporation Financial Information contained in the Preliminary Prospectus and the Prospectus respectively, is, in all material respects, a complete and proper translation of the English language version thereof;

(e)	an opinion dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and their counsel, from the auditor of the Corporation, PricewaterhouseCoopers LLP, to the effect that the French language version of the Cookie Jar Financial Information contained in the the Prospectus is, in all material respects, a complete and proper translation of the English language version thereof;

(f)	prior to the filing of the Prospectus with the Securities Commissions a “long form” comfort letter from the Corporation’s auditors and Cookie Jar’s Auditors, as applicable, dated the date of the Prospectus, addressed to the Underwriters in form and substance satisfactory to the Underwriters and the Underwriters’ counsel, acting reasonably to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation and have found such information and percentages to be in agreement, which comfort letter shall be based on each such auditor’s review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(g)	prior to or contemporaneously with the filing of the Prospectus, evidence satisfactory to the Underwriters of the conditional approval of the listing and posting for trading on the Exchange of the Prospectus Shares, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the Exchange for such conditional approval (the “Standard Listing Conditions”); and

(h)	as soon as practicable after the Prospectus and any Supplementary Material are prepared, the private placement memorandum incorporating the Preliminary Prospectus, the Prospectus or any Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of the Prospectus Shares in the United States (the “U.S. Memorandum”), and, forthwith after preparation, any amendment to the U.S. Memorandum.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signature is not required, at the time the same is filed with the Securities Commissions. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters’ counsel, acting reasonably.

The deliveries referred to in subsections 7(a), (b) and (c), shall also constitute the Corporation’s consent to the use by the Underwriters and the Selling Firms of the Prospectuses and any Supplementary Material in connection with the offering and sale of the Prospectus Shares.

Section 7.	Commercial Copies

(a)	The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions for addresses in Toronto, Ontario and not later than noon (local time at the place of delivery) on the second Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions for addresses outside Toronto, Ontario, and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses for addresses in Toronto, Ontario and not later than noon (local time at the place of delivery) on the second Business Day after the execution of any Supplementary Material in connection with the Prospectuses for addresses outside Toronto, Ontario, cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material in the English and French language, as applicable, in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the Corporation’s counsel no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(b)	The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

Section 8.	Material Change

(a)	During the period from the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Prospectus Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)	any material change (actual, anticipated, contemplated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries on a consolidated basis;

(ii)	any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii)	the occurrence or discovery of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A)	render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B)	result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Materials; or

(C)	result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws of the Qualifying Jurisdictions,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this subsection has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature prior to making any filing referred to in subsection 8(c).

(b)	During the period from the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Prospectus Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)	any request of any Securities Commission, other securities commission or similar regulatory authority for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii)	the issuance by any Securities Commission, other securities commission or similar regulatory authority, any stock exchange or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; or

(iii)	the receipt by the Corporation of any communication from any Securities Commission, other securities commission or similar regulatory authority, any stock exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Prospectus Shares.

(c)	The Corporation will promptly comply, to the reasonable satisfaction of the Underwriters and the Underwriters’ counsel, with Applicable Securities Laws of the Qualifying Jurisdictions with respect to any material change, change, occurrence or event of the nature referred to in subsections 8(a) or (b) above and the Corporation will prepare and file promptly at the Underwriters’ request any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Securities Laws of the Qualifying Jurisdictions; provided that the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters’ counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in Section 6 above.

(d)	During the period from the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Prospectus Shares, the Corporation will, subject to the requirements of Applicable Securities Laws, promptly provide to the Underwriters, for review and approval by the Underwriters, which approval shall not be unreasonably withheld, and the review by Underwriters’ counsel, prior to filing with the Securities Commissions:

(i)	any financial statements of the Corporation;

(ii)	any proposed documents, including without limitation any amendment to the AIF, any new annual information form, material change reports, marketing materials, interim reports, or management information circulars, which may be incorporated, or deemed to be incorporated, by reference in the Prospectuses; and

(iii)	any press release of the Corporation.

Section 9.	Regulatory Approvals

(a)	The Corporation will file or cause to be filed with the Exchange all necessary documents and will take or cause to be taken all steps necessary for the Prospectus Shares to have been conditionally approved for listing and posting for trading on the Exchange prior to the filing of the Prospectus with the Securities Commissions, subject only to satisfaction by the Corporation of the Standard Listing Conditions.

(b)	The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement.

Section 10.	Representations and Warranties of the Corporation

(a)	Each delivery of the Preliminary Prospectus, Prospectus or any Supplementary Material pursuant to Section 6 above shall constitute a representation and warranty to the Underwriters by the Corporation as at the date of such delivery (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this Agreement) that:

(i)	all of the information and statements (except information and statements furnished in writing by and relating solely to any of the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the Documents Incorporated By Reference, as the case may be:

(A)	are at the respective dates of such documents, true and correct in all material respects;

(B)	contain no misrepresentation; and

(C)	collectively constitute full, true and plain disclosure of all material facts relating to the Corporation and the Prospectus Shares;

(ii)	the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the Documents Incorporated by Reference therein, as the case may be, complies in all material respects with the Applicable Securities Laws of the Qualifying Jurisdictions, including without limitation NI 44-101; and

(iii)	except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Corporation and the Subsidiaries (on a consolidated basis) or their properties or assets.

(b)	In addition to the representations and warranties contained in subsection 11(a), the Corporation represents and warrants to the Underwriters that each of the following representations and warranties is true and correct on the date of this Agreement or such other date specified herein:

(i)	the Corporation has been duly incorporated and is validly existing under the laws of its jurisdiction of continuance, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement;

(ii)	to the knowledge of the Corporation, except as disclosed in the Prospectus, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation;

(iii)	The Corporation beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Material Subsidiaries, all of which are pledged as security for the Corporation's credit facilities. All of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, except for the rights of the Corporation's lenders under the pledges, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

(iv)	each Material Subsidiary has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own its properties and assets;

(v)	all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Agreement and the issuance and sale of the Prospectus Shares and the consummation of the transactions contemplated hereby, have been made or obtained or will be obtained prior to the Closing Date, as applicable, other than the final approval of the TSX, or in the case of any post-closing filings required under applicable United States federal or state securities laws, which will be made or obtained;

(vi)	the Corporation has full power and authority to issue the Prospectus Shares and, at the Closing Time, the Prospectus Shares, and at any Over-Allotment Option Closing Time, if applicable, the Over-Allotment Shares, issued thereon, will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid, and in the case of the Over-Allotment Shares, non-assessable;

(vii)	the currently issued and outstanding Common Shares are listed and posted for trading solely on the TSX and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of any of the Corporation's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(viii)	the attributes and characteristics of the Prospectus Shares and the Underlying Shares conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(ix)	at the Closing Time, the form of certificate representing the Prospectus Shares will be in proper form under the laws of Canada and will comply with the requirements of the TSX and will not conflict with the constating documents of the Corporation;

(x)	the Financial Statements (i) have been prepared in accordance with Canadian GAAP consistently applied throughout the period referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation as at such dates and results of operations of the Corporation for the periods then ended, and (iii) contain and reflect to the extent required by Canadian GAAP adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since June 30, 2013;

(xi)	no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Prospectus Shares hereunder, except such as may be required under the Applicable Securities Laws;

(xii)	except as disclosed in the Prospectuses, since June 30, 2013, the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities;

(xiii)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation have been paid or provided for in the Financial Statements and the Interim Financial Statements except for where the failure to pay such Taxes would not have a Material Adverse Effect on the Corporation. All tax returns, declarations, remittances and filings required to be filed by the Corporation have been filed with all appropriate governmental authorities within the times required and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not have a Material Adverse Effect on the Corporation. To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation is currently in progress, other than normal course review, and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation, in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect on the Corporation;

(xiv)	the auditors of the Corporation who audited the consolidated financial statements of the Corporation for the year ended June 30, 2013 and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws of the Qualifying Jurisdictions;

(xv)	the Corporation has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under Multilateral Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators and is in compliance with the certification requirements thereof with respect to the Corporation's annual and interim filings with Canadian securities regulators;

(xvi)	the audit committee of the Corporation is comprised and operates in accordance with the requirements of Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators;

(xvii)	to the knowledge of the Corporation, no insider of the Corporation has the present intention to sell any securities of the Corporation during the period of distribution of the Prospectus Shares;

(xviii)	since June 30, 2013, there has not been a “reportable event” (within the meaning of National Instrument 51-102 — Continuous Disclosure) with the present or former auditors of the Corporation;

(xix)	as at each of the Closing Date and the Over-Allotment Option Closing Date, as applicable, and other than as set forth in the Prospectuses and in connection with the Offering, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(xx)	except as set out in the Prospectuses, no legal or governmental proceedings are pending to which the Corporation is a party or to which its property is subject that could reasonably be expected to have individually or in the aggregate a Material Adverse Effect on the Corporation and, to the best knowledge of the Corporation, no such proceedings have been threatened against or are contemplated with respect to the Corporation or its properties;

(xxi)	no Securities Commission, other securities commission or similar regulatory authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws of the Qualifying Jurisdictions;

(xxii)	Computershare Investor Services Inc. at its principal offices in the City of Toronto, is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares;

(xxiii)	the Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business or holds assets (including, without limitation, all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including, but not limited to relevant exploration and exploitation permits and concessions), holds all material permits, licenses and other approvals required under all such laws and is in compliance with all terms of such licenses, permits and other approvals, and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits, which would have a Material Adverse Effect on the Corporation;

(xxiv)	the Corporation is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to as owned by it in the Prospectuses to the extent disclosed in the Prospectuses, all agreements under which the Corporation holds an interest in a property, business or asset are in good standing according to its terms except where the failure to be in such good standing does not and will not, individually or in the aggregate, have a Material Adverse Effect on the Corporation;

(xxv)	the Corporation is a reporting issuer under Applicable Securities Laws in each of the provinces of Canada; the Corporation is not in default in any material respect of any requirement of the Applicable Securities Laws of the Qualifying Jurisdictions and the Corporation is not included in a list of defaulting reporting issuers maintained by the Securities Commissions. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since June 30, 2013 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed;

(xxvi)	the minute books and records of the Corporation made available to Underwriters’ counsel in connection with their due diligence investigations of the Corporation are all of the minute books and records of the Corporation and contain copies of all material proceedings of the shareholders, the board of directors and all committees of the board of directors of the Corporation from the date of incorporation to the date of review of such corporate records and minute books, other than minutes that have not been approved by the board of directors, draft minutes of which have been made available for review by the Underwriters, and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Corporation from the date of incorporation to the date of review of such corporate records and minute books not reflected in such minute books and other records, other than meetings of the board of directors or committees thereof held on September 17, 2013, September 20, 2013, October 17 2013, October 26, 2013 and October 29, 2013, draft minutes of which have been made available for review by the Underwriters;

(xxvii)	the execution and delivery of this Agreement and the performance of the transactions contemplated hereunder and thereunder, the offering, sale and issuance of the Prospectus Shares do not and will not:

(A)	require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained or will be obtained prior to the Closing Date; (ii) such as may be required under the applicable by-laws, policies, regulations and prescribed forms of the TSX; or (iii) such as may be required following the Closing Date in order to comply with certain notice filing requirements under United States federal and state securities laws;

(B)	result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with (i) any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation; or (ii) any statute, rule, regulation or law applicable to the Corporation, including, without limitation, the Applicable Securities Laws of the Qualifying Jurisdictions, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation; or (iii) any material mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which the Corporation or a material portion of the assets of the Corporation is bound (a “Material Agreement”); or

(C)	give rise to any lien, charge or claim in or with respect to the properties or assets now owned by the Corporation or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting it or any of its properties;

(xxviii)	upon the execution and delivery thereof, this Agreement shall constitute a valid and binding obligation of the Corporation and shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xxix)	at the Closing Time, all necessary corporate action will have been taken by the Corporation to validly issue the Prospectus Shares as fully paid and non-assessable securities in the capital of the Corporation;

(xxx)	the use of the proceeds from the sale of the Prospectus Shares shall be as described in the Prospectuses and, other than the Corporation or as described in the Prospectuses, there is no person that is or will be entitled to demand the proceeds from the sale of the Prospectus Shares under the terms of any debt instrument, material agreement, mortgage, note, indenture, contract, instrument, lease agreement (written or unwritten) or otherwise;

(xxxi)	as at the close of business on November 1, 2013, the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Variable Voting Shares, of which 103,017,388 Common Shares and 100,000,000 Preferred Variable Voting Shares are issued and outstanding as fully paid and non-assessable;

(xxxii)	all information which has been prepared by the Corporation relating to the Corporation and its business, property and liabilities and either publicly disclosed or provided to the Underwriters, including the Prospectuses, and all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(xxxiii)	to its knowledge, the Corporation has not withheld from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Prospectus Shares;

(xxxiv)	except as disclosed to the Underwriters in writing and except as contemplated hereby (including any Selling Firms retained by the Underwriters), there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee payable by the Underwriters in connection with the transactions contemplated herein;

(xxxv)	the Public Record includes all disclosure filings required to be made by the Corporation pursuant to applicable Canadian Securities Laws since June 30, 2010;

(xxxvi)	the Corporation is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will have a Material Adverse Effect on the Corporation;

(xxxvii)	the Corporation is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance does not have a Material Adverse Effect on the Corporation;

(xxxviii)	there has not been and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(xxxix)	except as disclosed in the Prospectuses, the Corporation does not have any loans or other indebtedness outstanding which have been made to any of their respective officers, directors or employees, past or present, any known holder of more than ten percent (10%) of any class of shares of the Corporation, or any person not dealing at arm's length with them that are currently outstanding, other than routine indebtedness that relates to amounts paid in arrears in the ordinary course pursuant to certain consulting agreements between the Corporation and certain of its directors and officers;

(xl)	except as set out in the Prospectuses, none of the directors, officers or employees of the Corporation, any known holder of more than ten percent (10%) of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), had or has any material interest, direct or indirect, in any transaction within the previous two years or any proposed transaction that was or is material to the Corporation;

(xli)	the Corporation maintains insurance covering its properties, operations, personnel and businesses as the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Corporation and its business; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

(xlii)	the Corporation is in compliance in all material respects with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (“Hazardous Substances”);

(xliii)	the Corporation has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business carried on by the Corporation and each Environmental Permit is valid, subsisting and in good standing and the Corporation is not in material default or breach of any Environmental Permit and, to the best of the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(xliv)	the Corporation has not used, except in compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(xlv)	the Corporation has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law, and the Corporation (including, if applicable, any predecessor companies) has not settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation, nor has the Corporation received notice of any of the same;

(xlvi)	except as ordinarily or customarily required by applicable permits, the Corporation has not received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. The Corporation has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(xlvii)	the Corporation and its Subsidiaries own, possess, license or have adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) reasonably necessary for the conduct of their respective businesses as currently conducted, and, to the knowledge of the Corporation, the conduct of their respective businesses does not conflict in any material respect with any such valid rights of others. The Corporation and its Subsidiaries have not received any notice of any claim of infringement, misappropriation or conflict with any such rights of others in connection with its patents, patent rights, licenses, inventions, trademarks, service marks, trade names, copyrights and know-how, except for such notices the content of which, if accurate, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Corporation; and

(xlviii)	the Prospectus and any Supplementary Material will contain in all material respects the disclosure required by all requirements of Applicable Securities Laws of the Qualifying Jurisdictions.

Section 11.	Indemnity

(a)	The Corporation shall indemnify and save harmless each of the Underwriters, their affiliates and each of their respective directors, officers, employees, partners, agents, advisors and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the transactions contemplated hereby including, without limitation, the following:

(i)	any information or statement (except any information or statement relating solely to the Underwriters provided in writing by the relevant Underwriter seeking indemnification) contained in the Prospectuses or any Supplemental Material, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters provided in writing by the relevant Underwriter seeking indemnification) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(ii)	any order made or any inquiry, investigation or proceeding announced, commenced or threatened by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in the Securities Act (Ontario)) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters contained in information provided in writing by the relevant Underwriter seeking indemnification) in the Prospectuses or any Supplemental Material (except any document or material delivered or filed solely by the Underwriters) or based upon any failure or alleged failure to comply with Applicable Securities Laws preventing and restricting the trading in or the sale of the Prospectus Shares or the Common Shares in the Qualifying Jurisdictions or any state of the United States;

(iii)	the non-compliance or alleged non-compliance by the Corporation with any requirement of Applicable Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(iv)	any breach or default under any representation, warranty, undertaking, agreement or covenant of the Corporation contained in this Agreement or any other documents to be delivered pursuant hereto or the failure of the Corporation to comply in all material respects with any of its obligations hereunder or thereunder;

and will reimburse the Underwriters promptly upon demand for any legal or other out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred, including, without limitation, expenses in connection with any regulatory procedures or investigations.

(b)	The Corporation shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Underwriters' Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Underwriters and the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding (with no statement of any liability on the part of the Underwriter or any Indemnified Party, as defined below). Notwithstanding the foregoing, an Indemnifying Party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(c)	If any Claim contemplated by this Section 11 shall be asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 11 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the person providing such indemnity (the “Indemnifying Party”), as soon as practicable of the nature of such Claim (provided that any failure or delay to so notify shall not, except to the extent of actual prejudice to the Indemnifying Party therefrom, affect the Indemnifying Party’s liability under this Section 11), and the Indemnifying Party, shall, subject as hereinafter provided, be entitled to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such Claim. Any such defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and the Indemnifying Party shall pay the fees and disbursements of such counsel relating to such matter, and no admission of liability and no settlement, compromise or termination of any action suit, proceeding, claim or investigation shall be made by the Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of the other party, such consent not to be unreasonably withheld or delayed.

(d)	With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 11 in trust for and on behalf of such Indemnified Party.

(e)	Retaining Counsel. In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and to participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i)	employment of such counsel has been authorized in writing by the Corporation;

(ii)	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(iii)	the named parties to any such claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(iv)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation;

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Corporation's account. The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

(f)	The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting claims on the Corporation’s behalf or in right for or in connection with the Offering, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the fraud, negligence or wilful misconduct of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that an Indemnified Party was negligent or guilty of fraud or willful misconduct in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party shall reimburse such funds to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim. The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

(g)	The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, expenses, claims, damages or liabilities to which the Indemnified Party may be subject were caused by the fraud, negligence, or wilful misconduct of the Indemnified Party or any material breach by the Underwriters of their obligations under this Agreement (provided that for greater certainty, an Underwriter's failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that the Prospectus contained no misrepresentation (or, colloquially to permit the Underwriter to sustain a “due diligence defence” under applicable Securities Laws) shall not in itself necessarily constitute “negligence” for purposes of this subsection 11(g) or otherwise disentitle an Indemnified Party from claiming indemnification).

Section 12.	Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnifying Party on grounds of policy or otherwise, the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Prospectus Shares), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a)	in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Party on the one hand, and by the Underwriters on the other hand, from the offering of the Prospectus Shares; or

(b)	if the allocation provided by subsection 13(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 13(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Party, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Party (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Party, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 11 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnifying Party or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 11.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit in connection with the distribution of the Prospectus Shares), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, actions, suits, proceedings demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

The Indemnifying Party and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Section 12 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this Section 12 shall be limited to the amount actually received by the Underwriters under Section 3.

Section 13.	Expenses

Whether or not the transactions contemplated herein shall be completed, the Corporation will pay all expenses and fees in connection with the offer and sale of the Prospectus Shares, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Prospectus Shares and the filing of the Preliminary Prospectus and the Prospectus; (ii) the fees and expenses of the Corporation’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) the reasonable expenses and disbursements of the Underwriters including 50% of the fees and expenses of Underwriters’ legal counsel (up to a maximum of $100,000). All fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering is completed. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds of the Offering.

Section 14.	Termination

(a)	In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate their obligations hereunder (and any obligations of any affiliates), by written notice to the Corporation, in the event:

(i)	that after the date hereof and at or prior to November 21, 2013, the Underwriters (or any of them), in their sole discretion, are not satisfied with the results of the due diligence with respect to:

(A)	certain searches conducted in Nova Scotia and Ontario; and

(B)	minute books of certain Subsidiaries,

which they are reasonably required to complete on the Corporation and the Material Subsidiaries in order to fulfil their obligations as underwriters and in order to enable the Underwriters (or any of them) to responsibly execute the certificates required to be executed by them in the Prospectus or in any Supplementary Material;

(ii)	that after the date hereof and at or prior to the Closing Time:

(A)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced or any order is made or issued under or pursuant to any statute of Canada or of any province of Canada or otherwise (other than an inquiry, investigation, proceeding or order based upon the activities of the Underwriters), or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the distribution or trading of the Prospectus Shares, the Common Shares or any other securities of the Corporation;

(B)	there shall occur, be discovered by any Underwriter or come into effect any material change (actual, anticipated or threatened) in the business, operations, affairs or financial condition of the Corporation and its Subsidiaries, taken as a whole, or any change in any material fact contained or referred to in the Preliminary Prospectus, Prospectus or any amendments thereof, or there shall exist any material fact which is, or may be, of such a nature as to render the Preliminary Prospectus, Prospectus or any amendments thereof, untrue, false or misleading in a material respect or result in a misrepresentation which in the reasonable opinion of the Underwriters (or any of them) would reasonably be expected to have a material adverse effect on the market price or value of the Common Shares;

(C)	there should develop, occur or come into effect or existence any event, action, state, or condition of national or international consequence or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the opinion of the Underwriters (or any of them), acting reasonably, seriously adversely affects, or may seriously adversely affect, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole;

(D)	an order shall have been made by any securities regulatory authority which restricts in any manner the distribution of the Prospectus Shares or trading in the Prospectus Shares which remains outstanding for a sufficient length of time such that, in the reasonable opinion of the Underwriters (or any of them), such order has materially adversely affected or may materially adversely affect the ability of the Underwriters (or any of them) to offer the Prospectus Shares for sale in the Qualifying Jurisdictions;

(E)	there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the Tax Act, current administrative decisions or practices or court decisions or any other applicable rules or proposed rules which, in any such case, in the opinion of the Underwriters (or any of them), might reasonably be expected to have a material adverse effect on the Corporation or in respect of the purchase, holding or resale of the Prospectus Shares or Underlying Shares or on any distribution that would be made by the Corporation to the holders of such securities; and

(F)	the Corporation is in breach of any term, condition or covenant of this Agreement in any material respect or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect.

(b)	The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 14(a) or Section 15 or Section 20 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Prospectus Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 15(a) or Section 15 or Section 20 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)	Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Section 11, Section 13, Section 15 or Section 20. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d)	If an Underwriter elects to terminate its obligation to purchase the Prospectus Shares pursuant to this Agreement, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in Section 11, the contribution rights referred to in Section 12 and the payment of expenses referred to in Section 13.

Section 15.	Closing Documents

The obligations of the Underwriters hereunder, as to the Prospectus Shares to be purchased at the Closing Time and any Over-Allotment Option Closing Time, as applicable, shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time and any Over-Allotment Option Closing Time, as applicable, true and correct in all material respects, the Corporation having performed in all material respects, at the Closing Time and any Over-Allotment Option Closing Time, as applicable, all of their obligations hereunder and under the Engagement Letter theretofore to be performed and the Underwriters receiving at the Closing Time and any Over-Allotment Option Closing Time, as applicable:

(a)	favourable legal opinions of the Corporation’s counsel, or from local counsel in the Qualifying Jurisdictions other than Nova Scotia, Newfoundland and Labrador, Prince Edward Island and New Brunswick, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Prospectus Shares, the Corporation and the transactions contemplated hereby, including, without limitation:

(i)	as to the due incorporation and subsistence of the Corporation and each Material Subsidiary under the laws of its jurisdiction of incorporation;

(ii)	as to the authorized and issued capital of the Corporation and each Material Subsidiary and as to the registered ownership of each Material Subsidiary’s issued and outstanding securities;

(iii)	that the Corporation has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; (ii) to create, issue and sell the Prospectus Shares; (iii) to grant the Over-Allotment Option; and (iv) to issue the Over-Allotment Shares upon the due and proper exercise of the Over-Allotment Option;

(iv)	that the execution and delivery of this Agreement, the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Prospectus Shares to be issued, delivered and sold by the Corporation at the Closing Time and the issuance of the Over-Allotment Shares upon exercise of the Over-Allotment Option do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of (A) any applicable laws of Canada and applicable laws of Nova Scotia, (B) any term or provision of the constating documents, articles or by-laws of the Corporation or the Material Subsidiaries, or (C) any resolutions of the board of directors or the shareholders of the Corporation;

(v)	that the Corporation’s board of directors has authorized and approved this Agreement, the sale and issuance of the Prospectus Shares, the granting of the Over-Allotment Option, the issuance of the Over-Allotment Shares upon exercise of the Over-Allotment Option and all matters relating to the foregoing;

(vi)	that the Over-Allotment Shares issuable upon the exercise of the Over-Allotment Option, as applicable, have been reserved for issuance by the Corporation and, upon the payment of the purchase price for the Over- Allotment, as applicable, and the issuance thereof, will be issued as fully paid and non-assessable;

(vii)	that the form of certificate representing the Prospectus Shares has been approved and adopted by the Corporation and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(viii)	that the rights, privileges, restrictions and conditions attaching to the Prospectus Shares are accurately summarized in all material respects in the Prospectuses;

(ix)	that the Prospectus Shares are eligible investments under the statutes set out under the heading “Eligibility for Investment” in the Prospectuses;

(x)	that no consent, approval, authorization or order of or filing, registration or qualification with any governmental agency or body or regulatory authority is required under Applicable Securities Laws of the Qualifying Jurisdictions (except such as have been made or obtained under such laws) for the execution, delivery and performance by the Corporation of this Agreement or the consummation by the Corporation of the transactions contemplated herein;

(xi)	that all necessary documents have been filed by the Corporation, all requisite proceedings have been taken and all legal requirements have been fulfilled by the Corporation as required under the Applicable Securities Laws of the Qualifying Jurisdictions in order to qualify the distribution and sale to the public of the Prospectus Shares in each of such provinces by or through persons or companies duly registered in an appropriate category of dealer registration under the applicable laws of such provinces in which such person or company has engaged in the distribution of the Prospectus Shares and have complied with the relevant provisions of such Applicable Securities Laws and the terms of their registration;

(xii)	that the Corporation has the corporate power and capacity to execute and deliver the Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions in accordance with Applicable Securities Laws of the Qualifying Jurisdictions;

(xiii)	that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement, and the performance of its obligations hereunder and this Agreement has been executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law and that enforceability is subject to the provisions of the Limitations Act (Ontario);

(xiv)	that the Prospectus Shares (and for certainty, including the Over-Allotment Shares) have been accepted for listing by the Exchange, subject to the usual conditions, and will, at the opening of trading on the Exchange on the Closing Date, be accepted for trading on the Exchange;

(xv)	Computershare Investor Services Inc. has been duly appointed by the Corporation as the transfer agent and registrar for the Common Shares;

(xvi)	provided that at the time of issuance the Prospectus Shares are listed on a “designated stock exchange” within the meaning of the Tax Act (which currently includes the TSX), the Prospectus Shares, if issued on the date hereof, would be a “qualified investment” under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan, deferred profit sharing plan, registered disability savings plan and a tax free savings account (“TFSA”) (all as defined by the Tax Act);

(xvii)	the Prospectus Shares will not be a “prohibited investment” for a particular trust governed by a TFSA, RRSP or RRIF, provided the holder or annuitant thereof, as the case may be, (i) deals at arm’s length with the Company, for purposes of the Tax Act, (ii) does not have a “significant interest” (as defined in the Tax Act) in the Corporation, and (iii) does not have a “significant interest” (as defined in the Tax Act) in a corporation, partnership or trust with which the Corporation does not deal at arm’s length for purposes of the Tax Act; and

(xviii)	the disclosure under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectuses is a summary of the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder generally applicable to a holder referred to therein, subject to the limitations and assumptions therein, and as to all other legal matters, including compliance with Applicable Securities Laws of the Qualifying Jurisdictions in any way connected with the issuance, sale and delivery of the Prospectus Shares as the Underwriters may reasonably request, and the opinion will be subject to all usual assumptions, reliances, qualifications and limitations.

It is understood that all counsel may rely on certificates of officers of the Corporation and the transfer agent as to relevant matters of fact. It is further understood that the Underwriters’ counsel may rely on the opinion of the Corporation’s counsel as to matters which specifically relate to the Corporation and the Prospectus Shares, including the issuance of the Prospectus Shares;

(b)	a favourable legal opinion of the Corporation’s local counsel in Québec, acceptable in form and substance to the Underwriters’ counsel, acting reasonably, as to compliance of the Preliminary Prospectus and the Prospectus and any amendments, if applicable, with the laws of the Province of Québec relating to the use of the French language;

(c)	a favourable legal opinion of Troutman Sanders LLP, the Corporation’s special United States counsel, to the effect that it is not necessary in connection with the offer and sale of the Prospectus Shares in the United States to register the offer or sale of such securities under the U.S. Securities Act;

(d)	a certificate of the Corporation dated the Closing Date addressed to the Underwriters and signed on behalf of the Corporation by the Chief Executive Officer and Chief Financial Officer of the Corporation or such other officers or directors of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)	the Corporation has no undisclosed contingent liability that is material to the Corporation on a consolidated basis;

(iii)	the Corporation has duly complied in all material respects with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time;

(iv)	the representations and warranties of the Corporation contained in this Agreement are true and correct at the Closing Time, with the same force and effect as if made by the Corporation as at the Closing Time;

(v)	the Corporation has duly complied in all material respects with all the covenants and satisfied in all material respects all of the terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Underwriters, at or prior to the Closing Time;

(vi)	there has been no adverse material change since the date hereof which has not been generally disclosed; and

(vii)	since June 30, 2013, no material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its Subsidiaries on a consolidated basis, except for the transactions contemplated hereby or in the Prospectus, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(e)	a comfort letter of each of the Corporation’s auditors and Cookie Jar’s Auditors, addressed to the Underwriters and dated the Closing Date or any Over-Allotment Option Closing Date, if applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in subsection Section 6(f) and in any subsequently filed Document Incorporated By Reference, up to the Closing Time or any Over-Allotment Option Closing Time, if applicable, which comfort letter shall be based on the Corporation’s auditors’ review having a cut-off date of not more than two Business Days prior to the Closing Date or any Over-Allotment Option Closing Date, if applicable;

(f)	evidence satisfactory to the Underwriters that the Prospectus Shares have been conditionally approved for listing on the Exchange not later than the close of business on the last Business Day preceding the Closing Date or any Over-Allotment Option Closing Date;

(g)	the Underwriters shall have received at the Closing Time and the Over-Allotment Closing Time, if applicable, certificates dated the Closing Date and the Over-Allotment Option Closing Date, as applicable, signed by appropriate officers on behalf of the Corporation without personal liability and addressed to the Underwriters and Underwriters’ counsel, with respect to all resolutions of the Corporation’s board of directors relating to the Offering, this Agreement, and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers and the constating documents of the Corporation;

(h)	the Corporation will cause its transfer agent to deliver a certificate as to the issued and outstanding Common Shares dated as of the Closing Date;

(i)	the Underwriters shall have received certificates of status or similar certificates with respect to the jurisdictions in which the Corporation and the Material Subsidiaries are incorporated or existing; and

(j)	such other certificates and documents as the Underwriters may request, acting reasonably.

Section 16. Deliveries

(a)	The sale of the Prospectus Shares shall be completed concurrently at the Closing Time at the offices of the Corporation’s counsel in Halifax, Nova Scotia and at the offices of the Underwriters’ counsel in Toronto, Ontario or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in Section 15, the Underwriters, on the Closing Date, shall pay to the Corporation, by wire transfer or such other means as the Corporation and the Underwriters may agree, the amount equal to the gross proceeds of the Offering, being an aggregate amount of $35,010,000 less the Underwriting Fee and the Underwriters expenses as contemplated in Section 13, against delivery by the Corporation of:

(i)	the opinions, certificates and documents referred to in Section 15;

(ii)	original certificates, if any, countersigned by Computershare Trust Company of Canada representing the Prospectus Shares registered in the name of CDS & Co., or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time.

(b)	The sale of the Over-Allotment Shares, if any, shall be completed concurrently at the offices of the Corporation’s Counsel in Halifax, Nova Scotia and at the offices of the Underwriters’ counsel in Toronto, Ontario or at such other place as the Corporation and the Underwriters may agree, on the Over-Allotment Option Closing Date and at the Over-Allotment Option Closing Time specified by the Underwriters in the written notice delivered to the Corporation which also shall specify the number of Over-Allotment Shares in respect of which the Over-Allotment Option is being exercised (an “Over-Allotment Option Notice”); in no event shall the Over-Allotment Option Closing Date be earlier than two Business Days or later than seven Business Days after delivery of the Over-Allotment Option Notice unless the parties otherwise agree. The Underwriters, at the Over-Allotment Option Closing Time, shall pay to the Corporation, the amount equal to the gross proceeds of the Over-Allotment Option less the Underwriting Fee applicable to such exercise of the Over-Allotment Option against delivery by the Corporation of:

(i)	to the extent applicable, the opinions, certificates and documents referred to in Section 15 (with the references therein to the Closing Time and Closing Date changed to Over-Allotment Option Closing Time and Over-Allotment Option Closing Date, respectively); and

(ii)	original certificates, if any, countersigned by Computershare Trust Company of Canada representing the Prospectus Shares registered in the name of CDS & Co., or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Over-Allotment Option Closing Time.

Notwithstanding the above, if requested by the Underwriters, the Corporation, instead of delivering physical certificates registered in the name of CDS & Co. on closing of the Offering on the Over-Allotment Option, as applicable, will deposit that number of Prospectus Shares electronically with CDS Clearing and Depository Services Inc. (“CDS”) through the non-certificated inventory system of CDS.

Section 17.	Restrictions on Offerings

The Corporation agrees not to issue any Common Shares or securities of the Corporation convertible or exercisable or exchangeable into Common Shares (other than in connection with the Offering or issued pursuant to the stock option plan or employee share ownership plan of the Corporation or to satisfy existing rights, warrants, options, agreements or instruments issued and outstanding as at the date hereof) or announce any intention to do so, until 90 days after Closing Date without the prior consent of Canaccord Genuity, such consent not to be unreasonably withheld.

Section 18.	Press Releases

Until the Underwriters advise the Corporation that the primary distribution of the Prospectus Shares is completed, the Corporation will not issue any press releases, including with respect to the Offering, without obtaining Canaccord Genuity’s approval, such approval not to be unreasonably withheld.

Section 19.	Notices

(a)	Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

DHX Media Ltd.

1478 Queen Street
Halifax, Nova Scotia
B3J 2H7

Attention:	Michael Donovan
Facsimile No.:	(902) 422-0752

with a copy to (not to constitute notice to the Corporation):

Stewart McKelvey

Suite 900, Purdy’s Wharf Tower One

1959 Upper Water Street

P.O. Box 997

Halifax, Nova Scotia

B3J 2X2

Attention:	Gavin Stuttard
Facsimile No.:	(902) 420-1417

and, in the case of notice to be given to the Underwriters, be addressed to:

Canaccord Genuity Corp.

Brookfield Place, 161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention:	Brent Layton
Facsimile No.:	(416) 869-3876

with a copy to (not to constitute notice to the Underwriters):

McCarthy Tétrault LLP

Box 48, Suite 5300

Toronto Dominion Bank Tower

Toronto ON M5K 1E6

Attention:	Robert O. Hansen
Facsimile No.:	(416) 868-0673

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(b)	a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(c)	a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:30 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

Section 20.	Conditions

All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters (or any of them) to terminate their obligations to purchase the Prospectus Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on an Underwriter only if the same is in writing and signed by such Underwriter.

Section 21.	Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in Section 10) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Prospectus Shares, the termination of this Agreement and the distribution of the Prospectus Shares pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

Section 22.	Several Liability of Underwriters

The Underwriters’ rights and obligations under this Agreement are several and not joint, nor joint and several, including, without limitation, that:

(a)	each of the Underwriters shall be obligated to purchase only the percentage of the total number of Initial Shares at the Closing Time and, if applicable, the Over-Allotment Shares at the Over-Allotment Option Closing Time set forth opposite their names set forth in this Section 22; and

(b)	if any one or more of the Underwriters shall not purchase its applicable percentage of the Initial Shares at the Closing Time and, if applicable, the Over- Allotment Shares at the Over-Allotment Option Closing Time, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Prospectus Shares, and if applicable, the Prospectus Shares which would otherwise have been purchased by such defaulting Underwriters; the non-defaulting Underwriters exercising such right shall purchase such Prospectus Shares pro rata to their respective percentages as set forth in this Section 22 or in such other proportions as they may otherwise agree. If such right is exercised, the non-defaulting Underwriters shall have the right to postpone the Closing Date or Over-Allotment Option Closing Date, as applicable, for such period, not exceeding five Business Days and not exceeding 42 days from the date of receipt for the Prospectus in order that the required changes, if any, including in the Prospectus or in any other documents or arrangements may be effected. If such right is not exercised, each of the other Underwriters not in default shall be relieved of all obligations to the Corporation under this Agreement upon submission to the Corporation of reasonable evidence of its ability and willingness to fulfil its obligations hereunder at the Closing Time or Over-Allotment Option Closing Time, as applicable. Nothing in this Section 22 shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate amount of the Prospectus Shares or shall relieve any of the Underwriters in default hereunder from liability to the Corporation.

The applicable percentage of the total number of Prospectus Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Canaccord Genuity Corp.	60%

RBC Dominion Securities Inc.	20%

Scotia Capital Inc.	6%

GMP Securities L.P.	5%

Byron Capital Markets Ltd.	4%

Euro Pacific Canada Inc.	3%

Jacob Securities Inc.	1%

Global Maxfin Capital Inc.	1%

In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Section 11, Section 12 and Section 13.

Section 23.	Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Canaccord Genuity, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Section 11 or Section 12, any matter referred to Section 14, any waiver under Section 20 or any agreement under Section 22.

Section 24.	Underwriters Covenants

(a)	Each of the Underwriters covenants and agrees with the Corporation that it will:

(i)	conduct activities in connection with the proposed offer and sale of the Prospectus Shares in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Firm in connection with the distribution of the Prospectus Shares;

(ii)	not solicit subscriptions for the Prospectus Shares, trade in Prospectus Shares or otherwise do any act in furtherance of a trade of Prospectus Shares in any jurisdictions outside of the Qualifying Jurisdictions or in other jurisdictions outside of Canada, except as otherwise permitted by this Agreement;

(iii)	as soon as reasonably practicable after the Closing Date, and in any event not later than 30 days after the Closing Date and any Over-Allotment Option Closing Date, provide the Corporation with a breakdown of the number of Prospectus Shares sold in each of the Qualifying Jurisdictions, and in any other jurisdiction and, upon completion of the distribution of the Prospectus Shares, provide to the Corporation, to the Securities Commissions and to the Exchange notice to that effect, if required by Applicable Securities Laws; and

(iv)	not make any representations or warranties with respect to the Corporation or the Prospectus Shares other than as set forth in the Prospectus and any Supplemental Material.

(b)	For the purposes of this Section 24, the Underwriters shall be entitled to assume that the Prospectus Shares may be lawfully offered for sale and sold in the Qualifying Jurisdictions if the Final Receipt has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Corporation, of any circumstances that would legally prohibit such distribution.

(c)	No Underwriter will be liable to the Corporation under this Section 24 with respect to a default by any of the other Underwriters or any member of any Selling Firm appointed by another Underwriter but will be liable to the Corporation only for its own default, the default of its affiliate or the default of any Selling Firm appointed by such Underwriter.

Section 25.	Compliance with United States Securities Laws.

The Underwriters make the representations, warranties and covenants applicable to them in Schedule “A” hereto and agree, on behalf of themselves and their United States registered broker-dealer affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “A” hereto, which forms part of this Agreement. Notwithstanding the foregoing provisions of this section, an Underwriter will not be liable to the Corporation under this section or Schedule “A” with respect to a violation by another Underwriter of the provisions of this section or Schedule “A” if the former Underwriter, its U.S. Affiliate and each Selling Firm appointed by such Underwriter is not itself also in violation; and the Corporation makes the representations, warranties and covenants applicable to it in Schedule “A” hereto.

Section 26.	Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 27.	Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have certain relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters’ statutory obligations as registrants under the Applicable Securities Laws or relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or acting for their clients.

Section 28.	Independent Contractors

The Corporation hereby acknowledges that: (i) the purchase and sale of the Prospectus Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other; (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation; and (iii) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

Section 29.	Stabilization

In connection with the distribution of the Prospectus Shares, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Prospectus Shares at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

Section 30.	Relationship between TMX Group and the Underwriters

Scotia Capital Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, Scotia Capital Inc. may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 31.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 32.	Time of the Essence

Time shall be of the essence of this Agreement.

Section 33.	Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission or other electronic means including PDF.

Section 34.	Further Assurances

Each party to this Agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

Section 35.	Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation, including, the Engagement Letter.

Section 36.	Confidentiality

Unless and until the transactions contemplated in this Agreement have been completed, except with the prior written consent of the Corporation, each Underwriter and its respective employees, officers, directors, employees, shareholders, agents, advisors and other representatives will hold all information and documents received from the Corporation (the “Confidential Information”) in the strictest confidence, (a) except such Confidential Information which (i) is or subsequently may become generally available to the public through no breach of this Agreement; (ii) is required to be disclosed by applicable law; (iii) is available on a non-confidential basis prior to their disclosure to the Underwriters; or (iv) becomes available to an Underwriter on a non-confidential basis from a source other than the Corporation provided that such other source is not bound by a confidentiality agreement with the Corporation; and (b) for greater certainty, the Underwriters shall be permitted to distribute and disseminate any investor presentation prepared by the Corporation in connection with the offering and sale of the Prospectus Shares. All such Confidential Information will be used only in connection with the transactions provided for in this Agreement and will be returned to the Corporation forthwith to the Corporation in the event that the transactions provided for in this Agreement are not completed and once the transactions contemplated in this Agreement have been completed provided that the Underwriters may retain one copy of any Confidential Information to permit them to satisfy their record retention obligations as regulated financial institutions and will not be required to return or destroy any memoranda and analyses prepared by the Underwriters’ representatives in connection with obtaining any internal approvals in connection with the transactions contemplated in this Agreement.

[Remainder of page intentionally left blank.]

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate your acceptance by executing where indicated below.

Yours very truly,

CANACCORD GENUITY CORP.

By:	“Brent Layton”
Authorized Signing Authority

RBC DOMINION SECURITIES INC.

By:	“James McKenna”
Authorized Signing Authority

SCOTIA CAPITAL INC.

By:	“Michael McKenna”
Authorized Signing Authority

GMP SECURITIES L.P.

By:	“Neil Selfe”
Authorized Signing Authority

BYRON CAPITAL MARKETS LTD.

By:	“Robert Orviss”
Authorized Signing Authority

EURO PACIFIC CANADA INC.

By:	“Robert Furse”
Authorized Signing Authority

JACOB SECURITIES INC.

By:	“Sasha Jacob”
Authorized Signing Authority

GLOBAL MAXFIN CAPITAL INC.

By:	“Dean McPherson”
Authorized Signing Authority

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

DHX MEDIA LTD.

By:	“Dana Landry”
Authorized Signing Authority

SCHEDULE A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule “A” and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Prospectus Shares and includes the placement of an advertisement in a publication with a general circulation in the United States that refers to the offering of the Prospectus Shares;

(b)	“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it includes any issuer which is a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or on the Internet or broadcast over radio, television or the Internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A under the U.S. Securities Act.

(e)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)	“SEC” means the United States Securities and Exchange Commission;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

(i)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(j)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters acknowledges that the Prospectus Shares have not been registered under the U.S. Securities Act or applicable state securities laws, and the Prospectus Shares may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each of the Underwriters and its U.S. Affiliate represents, warrants and covenants to the Corporation that:

1.	It has not offered or sold, and will not offer or sell, any Prospectus Shares forming part of its allotment described in Section 22 of the Underwriting Agreement except (a) in an “offshore transaction,” as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 13 below. Accordingly, none of the Underwriter, its U.S. Affiliate or any persons acting on its or their behalf has engaged or will engage in (i) any offer to sell or any solicitation of an offer to buy, any Prospectus Shares to any person in the United States, or (ii) any sale of Prospectus Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, (iii) any Directed Selling Efforts, or (iv) any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Prospectus Shares.

2.	All offers and sales of the Prospectus Shares in the United States will be effected by its U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements. The U.S. Affiliate is duly registered as a broker or dealer under the U.S. Exchange Act and the securities laws of each state in which any offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. (“FINRA”) on the date hereof and will be on the date of each offer and sale made in the United States.

3.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Prospectus Shares, except with its affiliates, any Selling Firm or with the prior written consent of the Corporation. It shall require each U.S. Affiliate and each Selling Firm to agree in writing, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each U.S. Affiliate and Selling Firm complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Affiliate and Selling Firm.

4.	Offers and sales of Prospectus Shares in the United States have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	Any offer, or solicitation of an offer to buy, Prospectus Shares that has been made or will be made in the United States was or will be made only by the U.S. Affiliate and only to Qualified Institutional Buyers in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws and in accordance with this Schedule “A”. In the case of any sales of Prospectus Shares made in the United States, such sales will be made by the Underwriter, acting as principal, through its U.S. Affiliate.

6.	Each offeree of Prospectus Shares in the United States has been or shall be provided with a copy of the preliminary U.S. Memorandum or final U.S. Memorandum, including the Preliminary Prospectus or Prospectus, as applicable. Prior to any sale of Prospectus Shares a person in the United States or to a person who was offered Prospectus Shares in the United States, each such purchaser shall be provided with a copy of the final U.S. Memorandum, including the Prospectus, and no other written material was used in connection with the offer or sale of the Prospectus Shares in the United States.

7.	It has offered and will offer the Prospectus Shares in the United States only to offerees with respect to which it has a pre-existing business relationship and has reasonable grounds to believe is a Qualified Institutional Buyer.

8.	All purchasers of the Prospectus Shares that are in the United States or purchasers who were offered Prospectus Shares in the United States shall be informed that the Prospectus Shares have not been registered under the U.S. Securities Act or applicable state securities laws and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws.

9.	Immediately prior to transmitting the preliminary U.S. Memorandum to an offeree of Prospectus Shares in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and, at the time of completion of each sale of Prospectus Shares to a person in the United States, we will have reasonable grounds to believe and will believe that (i) each person in the United States and (ii) each person offered Prospectus Shares in the United States, in each case that is purchasing Prospectus Shares from us, is a Qualified Institutional Buyer.

10.	Prior to any sale of Prospectus Shares in the United States or to a purchaser offered Prospectus Shares in the United States, each purchaser thereof will be deemed to make the representations and warranties and covenants set forth in the final U.S. Memorandum and will be required to execute and deliver a U.S. purchaser letter, in the form of Exhibit A to the final U.S. Memorandum.

11.	Each of the Underwriter and the U.S. Affiliate are Qualified Institutional Buyers.

12.	At least one Business Day prior to the Closing Date and any Over-Allotment Option Closing Date, the Corporation will be provided with a list of all purchasers of Prospectus Shares in the United States and all purchasers who were offered Prospectus Shares in the United States.

13.	At each of the Closing Time and any Over-Allotment Option Closing Time, if applicable, each Underwriter together with its U.S. Affiliate that offered or sold the Prospectus Shares in the United States, will provide to the Corporation a certificate in the form of Exhibit A to this Schedule “A” relating to the manner of the offer and sale of the Prospectus Shares in the United States or will be deemed to have represented and warranted that neither it nor its U.S. Affiliate offered or sold Prospectus Shares in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

14.	As of the Closing Date and any Over-Allotment Option Closing Date, the Corporation is and will be, as applicable, a Foreign Issuer with no Substantial U.S. Market Interest in the Prospectus Shares or the Common Shares and is not and will not be registered or required to be registered as an “investment company”, as such term is defined under the United States Investment Corporation Act of 1940, as amended, under such Act.

15.	Except with respect to offers and sales to Qualified Institutional Buyers hereunder in reliance upon exemptions from registration under the U.S. Securities Act and applicable state securities laws, none of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on its or their behalf, as to whom no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Prospectus Shares to a person in the United States; or (B) any sale of Prospectus Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Corporation and any person acting on its behalf (other than the Underwriters, their affiliates and any person acting on its or their behalf, as to whom no representation is made) reasonably believe that the purchaser is outside the United States.

16.	None of it, its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on its or their behalf, as to whom no representation is made), has made or will make any Directed Selling Efforts or has taken or will take any action that would cause the exclusion from registration afforded by Regulation S or the exemption from registration available under Rule 144A under the U.S. Securities Act to be unavailable for offers and sales of the Prospectus Shares pursuant to this Agreement.

17.	None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on its or their behalf, as to whom no representation is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Prospectus Shares in the United States, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act with respect to offers or sales of the Prospectus Shares in the United States.

18.	The Corporation has not and will not, during the period beginning six months prior to the start of the offering of Prospectus Shares and ending six months after the completion of the offering of Prospectus Shares sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 144A to be unavailable with respect to offers and sales of the Prospectus Shares pursuant to this Schedule “A”.

19.	The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Prospectus Shares.

20.	None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of its or their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Prospectus Shares.

21.	None of the Prospectus Shares are part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, quoted in an automated interdealer system in the United States, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent of the securities so listed or quoted.

22.	For so long as the Prospectus Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, if the Corporation is not or ceases to be exempt, pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, from the reporting requirements of the U.S. Exchange Act, and is not otherwise subject to such requirements, the Corporation will provide to any holder of Prospectus Shares and any prospective purchaser of Prospectus Shares designated by such holder, upon the request of such holder or prospective holder, the information required to be provided to such holder or prospective purchaser by paragraph (d)(4) of Rule 144A.

EXHIBIT “A”

TO SCHEDULE “A”

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Prospectus Shares of DHX Media Ltd. (the “Corporation”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 4, 2013 between the Corporation and the underwriters named therein (the “Underwriters”), each of the undersigned does hereby certify as follows:

(i)	each undersigned U.S. Affiliate of the undersigned Underwriter who offered or sold Prospectus Shares in the United States is duly registered as a broker or dealer under the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. (“FINRA”) on the date hereof and on the date of each offer and sale made in the United States;

(ii)	all offers and sales of Prospectus Shares in the United States were made only through the U.S. Affiliate and have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii)	each offeree of Prospectus Shares was provided with a copy of the preliminary U.S. Memorandum or the final U.S. Memorandum, including the Preliminary Prospectus or Prospectus, as applicable, and each purchaser of Prospectus Shares (i) in the United States or (ii) who was offered Prospectus Shares in the United States, was provided with a copy of the final U.S. Memorandum, including the Prospectus, and no other written material was used in connection with the offer and sale of the Prospectus Shares in the United States;

(iv)	immediately prior to transmitting the preliminary U.S. Memorandum, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that (i) each person in the United States and (ii) each person offered Prospectus Shares in the United States is a Qualified Institutional Buyer;

(v)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Prospectus Shares in the United States;

(vi)	neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Prospectus Shares; and

(vii)	the offering of the Prospectus Shares in the United States has been conducted by us and through our U.S. Affiliate in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto) unless otherwise defined herein.

Dated this day ___ of ___________________, 2013.

[UNDERWRITER]		[U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

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